Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF: 16.404.287/0001-55

NIRE: 29.3.0001633-1

São Paulo, February 19, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions set forth in Article 30, Item XXXIII, of Instruction No. 480 issued by the Brazilian Securities and Exchange Commission, dated as of December 7, 2009, as amended, hereby informs to its shareholders and to the market in general that, on February 12, 2021, the transaction described below was entered into by and between related parties (“Transaction”), as approved at the Board of Directors’ Meeting held on February 10, 2021 (“BoD Meeting”).

Transaction Parties	Suzano S.A. (“Suzano”) Itapeva Florestal Ltda. (“Itapeva”)
Relationship with the Company	Itapeva is owned by the family of Alexandre Chueri Neto, who was elected, until February 10, 2021 (time of the negotiation) to the position of Chief Forestry Officer of Suzano.
Transaction Date	February 12, 2021
Purpose of the Transaction	Lease of part of Real Property, called Fazenda Mutum and N. Sra. Aparecida, owned by Itapeva, in the city of Ribas do Rio Pardo, State of Mato Grosso do Sul (“Real Property”).
Transaction Amount	Up to BRL 289,000,000.00 during the term of the agreement.
Main terms and conditions of the Transaction

Purpose: Lease of the productive area of the Real Property for eucalyptus planting by Suzano;

Term: two cycles of eucalyptus planting, which can be renewed;

Payment Conditions: annuity adjusted by IPCA, being the two first annuities may be paid before the conclusion of the environmental authorization;

Dispute Resolution Mechanism: arbitration

Reasons why the management of the Company understands that the Transaction was carried out on an arm’s length basis or provides for adequate compensatory payment

The conditions of the transactions herein described are equivalent and adequate to the importance of the transaction to Suzano.

The leased area is relevant for the supply of Suzano and brings productivity gains due the distance and possibility of efficiency and distance of the transaction in the Real Property.

Eventual participation of the counterparty, its partners or managers in the decision-making process of the Company regarding the Transaction or in the negotiation of the Transaction as representatives of the Company, describing this participation

The transaction and its negotiation were carried out without the participation of the party with a potential conflict of interest, it was approved by a multidisciplinary committee without the participation of such executive.

Additionally, the transaction was evaluated in the Related Party Assessment Group, reported to the Statutory Audit Committee and approved by the Company's Board of Directors, in accordance with Suzano's Related Parties Policy.

São Paulo, February 19, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer